Client One Securities, LLC
Statement of Operations
For the Year Ended December 31, 2015

Revenues		
Broker dealer commission revenue	$	5,503,048
RIA revenue		2,941,393
Other revenue		589,387
		9,033,828
Expenses		
Broker dealer commission expense		7,145,959
Licensing and fees		813,096
Salary		705,647
Rent		26,945
Employee benefits		87,900
Professional fees		34,189
Office expense		352,155
		9,165,891
Net loss	$	(132,063)

The accompanying notes are an integral part of these financial statements